Futuremedia Announces Additional Funding of $6 Million from Yorkville Advisors

      BRIGHTON, England, Aug. 23 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDA), a leading learning and brand communications provider, today announced an additional $6.0 Million (GBP 3,030,000) funding agreement with Yorkville Advisors. The funding will provide capital for the next 15 months, providing opportunities for profitability and growth. The Company continues to make progress on its strategic plan and with this additional funding expects to become cash flow positive within the next 12 months.

      Chief Executive Officer, George O'Leary, commented "As I stated during the investor call on July 12th this year, it has been the Company's intention to secure additional funding to cover our cash flow and growth capital over the next 12 months, with the aim of achieving cash flow positive status within that time frame. We are again grateful for the continued support of Yorkville Advisors, and look forward to a stable future with extreme confidence in the opportunities ahead of us."

      The Company also announced that its subsidiary, Button Group plc, has renewed its relationship with Convergys, the international customer management, billing and HR service provider, for a 12 month contract to continue providing exhibition services worldwide.

      About Futuremedia

      Futuremedia plc is a global media company providing online education, e-marketing and brand communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia help its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk

      "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE Futuremedia plc.
      -0- 08/23/2007

      /CONTACT: US, Mike Smargiassi, or Dianne Pascarella, +1-212-986-6667, ir@futuremedia.co.uk, both of Brainerd Communicators, Inc., or UK, Gerry Buckland, +44-7919-564126, infomac1@mac.com, all for Futuremedia plc. /

      /Web site: http://www.futuremedia.co.uk /
      (FMDA)